

April 19, 2022

Brian DelGhiaccio
Chief Financial Officer
Republic Services, Inc.
18500 North Allied Way
Phoenix, Arizona 85054

> **Re: Republic Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 11, 2022**
> **Form 8-K filed February 10, 2022**
> **File No. 001-14267**

Dear Mr. DelGhiaccio:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation